UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 3)

Xplore Technologies Corp.

(Name of Subject Company (issuer))

Xplore Technologies Corp.

(Names of Persons Filing Statement)

Common Stock, par value $.001 per share

(Title of Class of Securities)

983950700

(CUSIP Number of Class of Securities)

Tom Wilkinson

Xplore Technologies Corp.

8601 RR 2222 Building II, Suite 100

Austin, TX 78730

(512) 336-7797

Copy to:

John Hempill

Sheppard, Mullin, Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 634-3073

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Xplore Technologies Corp., a Delaware corporation (the “Company” or “Xplore”), with the Securities and Exchange Commission (the “SEC”) on July 17, 2018, as previously amended (as so amended, and as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Wolfdancer Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Zebra Technologies Corporation, a Delaware corporation (“Parent”), as disclosed in the Offer to Purchase, filed by Parent with the SEC on July 17, 2018 and incorporated in the Schedule 14D-9 by reference as Exhibit (a)(1)(B) thereto (as amended or supplemented from time to time, the “Offer to Purchase”), to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company, at a price per Share equal to $6.00, net to the seller of such Shares in cash, without any interest and subject to any required tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, the related Schedule TO-T, filed by Parent with the SEC on July 17, 2018 and incorporated in the Schedule 14D-9 by reference as Exhibit (a)(1)(A) (as amended or supplemented from time to time, the “Schedule TO-T”), and the related Letter of Transmittal, filed by Parent with the SEC on July 17, 2018 and incorporated in the Schedule 14D-9 by reference as Exhibit (a)(1)(C) (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase and the Schedule TO-T, constitute the “Offer”).

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 3 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

Item 8. Additional Information.

Item 8 to the Schedule 14D-9 is hereby amended by inserting by inserting the following heading and paragraph immediately after the section entitled “Legal Proceedings Related to the Offer and the Merger”:

“Expiration of the Offer

The Offer expired immediately at 12:00 midnight, New York City time, at the end of the day on August 13, 2018. American Stock Transfer and Trust Company, LLC, in its capacity as depositary for the Offer (the “Depositary”) has advised Parent and Purchaser that, as of the expiration of the Offer, 9,923,943 Shares (excluding 216,646 Shares tendered pursuant to notices of guaranteed delivery) were validly tendered and not properly withdrawn pursuant to the Offer, which represents 73.1% of the the Fully Diluted Shares (as defined in the Merger Agreement). The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser has accepted for payment and will promptly pay for all Shares validly tendered into and not properly withdrawn from the Offer.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Xplore Technologies Corp.

By:	/s/ Jim Kaput
Name: Jim Kaput
Title: Vice President and Secretary

Dated: August 14, 2018